THE FOLLOWING IS AN ENGLISH TRANSLATION PREPARED FOR THE CONVENIENCE OF THE SHAREHOLDERS AND INVESTORS. THE OFFICIAL TEXT IN JAPANESE OF THE NOTICE OF RESOLUTIONS OF THE 7TH ORDINARY GENERAL MEETING OF SHAREHOLDERS HAS BEEN MAILED TO THE RESPECTIVE SHAREHOLDERS. SHOULD THERE BE ANY INCONSISTENCY BETWEEN THE TRANSLATION AND THE OFFICIAL TEXT IN TERMS OF THE CONTENTS OF THE NOTICE, THE OFFICIAL TEXT SHALL PREVAIL.
THE COMPANY ACCEPTS NO LIABILITY FOR ANY MISUNDERSTANDING CAUSED BY THE TRANSLATION FOR ANY REASON WHATSOEVER.

Securities Code: 5020
June 28, 2017
Dear Shareholders,
Yukio Uchida Representative Director, President JXTG Holdings, Inc. 1-2, Otemachi 1-chome Chiyoda-ku, Tokyo, Japan

NOTICE OF RESOLUTIONS OF
THE 7TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

We would like to express our sincere gratitude for your continuous support to JXTG Holdings, Inc., (the “Company”).
You are hereby notified that the following matters were reported and resolved at the 7th Ordinary General Meeting of Shareholders of the Company held today.

Matters Reported:
1.
The business report, the consolidated financial statements, and the audit reports on the consolidated financial statements by the accounting auditor and the Board of Corporate Auditors, for the 7th fiscal term (from April 1, 2016 to March 31, 2017)

2.	The non-consolidated financial statements for the 7th fiscal term (from April 1, 2016 to March 31, 2017)
•	The above two (2) matters were reported.

Matters Resolved:
Item 1:	Appropriation of Surplus
•	This item was approved and adopted as originally proposed, and it was resolved that the term-end dividend for the 7th fiscal term be eight (8) yen per common share.

Item 2:	Election of 16 Directors
•
This item was approved and adopted as originally proposed, and the following persons were reelected: Messrs. Yasushi Kimura, Yukio Uchida, Jun Mutoh, Junichi Kawada, Yasushi Onoda, Hiroji Adachi, Katsuyuki Ota, Tsutomu Sugimori, Takashi Hirose, Shunsaku Miyake, Shigeru Oi, Ms. Hiroko Ota, and Messrs. Mutsutake Otsuka, Seiichi Kondo and Yoshiiku Miyata.  Mr. Satoshi Taguchi was newly elected.  All of them assumed office.

Ms. Hiroko Ota, and Messrs. Mutsutake Otsuka, Seiichi Kondo and Yoshiiku Miyata are outside directors.

Item 3:	Election of One (1) Corporate Auditor
•	This item was approved and adopted as originally proposed, and Mr. Yuji Nakajima was newly elected, and assumed office.

Item 4:	Introduction of Share Remuneration Plan for Directors and Executive Officers
•	This item was approved and adopted as originally proposed.
End

<For reference>
The directors, corporate auditors, and executive officers of the Company from June 28, 2017, are as follows:

1.          Directors

Representative Director, Chairman of the Board				Yasushi Kimura
Representative Director, President				Yukio Uchida
Representative Director		Executive Vice President, Assistant to President		Jun Mutoh
Director		Executive Vice President, Assistant to President		Junichi Kawada
Director		Senior Vice President, responsible for Corporate Planning Dept., Business Development Dept., and IT Planning & Development Dept.		Yasushi Onoda
Director		Senior Vice President, responsible for Internal Control Dept., Corporate Transformation Dept., and Human Resources Dept.		Hiroji Adachi
Director		Senior Vice President, responsible for Secretariat, General Administration Dept., and Legal & Corporate Affairs Dept.		Satoshi Taguchi
Director		Senior Vice President, responsible for Internal Audit Dept., Controller Dept., and Finance & Investor Relations Dept.		Katsuyuki Ota
Director (Part-time)	(	Representative Director, President of JXTG Nippon Oil & Energy Corporation	)	Tsutomu Sugimori
Director (Part-time)	(	Representative Director, Executive Vice President of JXTG Nippon Oil & Energy Corporation	)	Takashi Hirose
Director (Part-time)	(	Representative Director, President and CEO of JX Nippon Oil & Gas Exploration Corporation	)	Shunsaku Miyake
Director (Part-time)	(	President & Representative Director, Chief Executive Officer of JX Nippon Mining & Metals Corporation	)	Shigeru Oi

Outside Director	Hiroko Ota
Outside Director	Mutsutake Otsuka
Outside Director	Seiichi Kondo
Outside Director	Yoshiiku Miyata

2.          Corporate Auditors

Full-time Corporate Auditor	Takashi Setogawa
Full-time Corporate Auditor	Yuji Nakajima
Full-time Corporate Auditor	Yoji Kuwano
Outside Corporate Auditor	Naomi Ushio
Outside Corporate Auditor	Nobuko Takahashi
Outside Corporate Auditor	Seiichiro Nishioka

3.          Executive Officers not Concurrently Serving as Directors

Executive Officer	General Manager, Finance & Investor Relations Dept.	Yoshiaki Ouchi
Executive Officer	General Manager, Internal Audit Dept.	Takahiko Miura
Executive Officer	General Manager, Corporate Planning Dept.	Masahiro Kawaji
Executive Officer	General Manager, Corporate Transformation Dept.	Yasunori Yazaki
Executive Officer	General Manager, General Administration Dept.	Itsuo Niwa